Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Matador Resources Company:

We consent to the incorporation by reference in the Registration Statement on Form S-8 of Matador Resources Company (the “Company”) of our report dated March 1, 2019, with respect to the consolidated balance sheets of the Company and its subsidiaries as of December 31, 2018 and 2017, and the related consolidated statements of operations, changes in shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2018, and the related notes, and the effectiveness of internal control over financial reporting as of December 31, 2018, which report appears in the December 31, 2018 annual report on Form 10-K of the Company.

/s/ KPMG LLP

Dallas, Texas

June 6, 2019